UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

American International Holdings Corp.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02687R205
(CUSIP Number)

Michael McLaren
205S Bailey Street Electra, Texas 76360
(940) 495-2155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02687R205	Schedule 13D	Page 2 of 9

1.	Name of Reporting Person Michael McLaren
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 292,500,000 shares*
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 32,175,000 shares*(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,500,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 60%*(2)
14.	Type of Reporting Person IN

* Includes ownership of 1,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock may be converted into a number of shares of common stock of the Issuer equal to the holder’s pro rata share of all Series A Preferred Stock then issued and outstanding, multiplied by (i) 60%, minus the aggregate percentage of the Issuer’s outstanding common stock previously converted by holders of the Series A Preferred Stock, through such applicable date (currently zero), multiplied by (ii) the outstanding shares of Issuer common immediately after such conversion, divided by (iii) the total number of shares of Series A Preferred Stock then outstanding. Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis as to all shareholder matters, without regard to the Individual Conversion Limitation.

(1) No individual conversion by any individual holder shall be in an amount greater than 9.99% of the outstanding common stock of the Issuer on the date on which the holder delivers notice of such conversion to the Issuer (the “Individual Conversion Limitation”). Note currently the Issuer has no authorized but unissued shares outstanding so no shares of common stock are able to be issued upon conversion of the Series A Preferred Stock.

(2) Based on 195,000,000 outstanding shares of common stock as disclosed by the Issuer in its Preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on April 6, 2023.

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1.	Name of Reporting Person Marble Trital Inc.
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 292,500,000 shares*
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 32,175,000 shares*(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,500,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares.☐
13.	Percent of Class Represented by Amount in Row (11) 60%*(2)
14.	Type of Reporting Person CO

* Includes ownership of 1,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock may be converted into a number of shares of common stock of the Issuer equal to the holder’s pro rata share of all Series A Preferred Stock then issued and outstanding, multiplied by (i) 60%, minus the aggregate percentage of the Issuer’s outstanding common stock previously converted by holders of the Series A Preferred Stock, through such applicable date (currently zero), multiplied by (ii) the outstanding shares of Issuer common immediately after such conversion, divided by (iii) the total number of shares of Series A Preferred Stock then outstanding. Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis as to all shareholder matters, without regard to the Individual Conversion Limitation.

(1) No individual conversion by any individual holder shall be in an amount greater than 9.99% of the outstanding common stock of the Issuer on the date on which the holder delivers notice of such conversion to the Issuer (the “Individual Conversion Limitation”). Note currently the Issuer has no authorized but unissued shares outstanding so no shares of common stock are able to be issued upon conversion of the Series A Preferred Stock.

(2) Based on 195,000,000 outstanding shares of common stock as disclosed by the Issuer in its Preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on April 6, 2023.

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Item 1. Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of American International Holdings Corp., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 205S Bailey Street, Electra, Texas 76360.

Item 2. Identity and Background

(a) This Statement is being filed by Michael McLaren and Marble Trital Inc. (“Marble Trital”), each a “Reporting Person” and collectively the “Reporting Persons”.

Michael McLaren (“Mr. McLaren”) owns 100% of Marble Trital and serves as the Chief Executive Officer of Marble Trital and as such, Mr. McLaren is deemed to beneficially own the securities held by Marble Trital.

(b) Mr. McLaren’s and Marble Trital’s business address is 205S Bailey Street, Electra, Texas 76360.

(c) Michael McLaren’s principal business occupation is the Chief Executive Officer of the Issuer.

Marble Trital is a New York corporation which holds investments for Mr. McClaren.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as set forth below:

On February 22, 2023, Mr. McLaren and Xfuels, Inc. (OTC PINK: XFLS) (“Xfuels”) (which Mr. McLaren served as Chief Executive Officer and member of the Audit and Compensation Committee of from September 2015 to January 2018 and October 2018 to January 2023) agreed to the terms of a Settlement Agreement and Undertaking with the Alberta Securities Commission (“ASC” and the “Settlement”). The Settlement settled certain allegations made by the ASC that Xfuels and Mr. McLaren had breached Alberta securities laws for failure to comply with the terms of a Cease Trade Order (CTO), issued by the ASC against Xfuels, which Mr. McLaren then served as Chief Executive Officer and director of, as a result of Xfuels failing to make certain filings required by Alberta securities laws. Pursuant to the Settlement, Xfuels agreed to pay the ASC a monetary settlement of $20,000 Canadian; and cancel all shares issued by Xfuels to Mr. McLaren and his family members between April 2020 and March 2022, without paying any consideration, by no later than March 31, 2023, which shares have been cancelled to date. Also pursuant to the Settlement, Mr. McLaren agreed to resign all positions he had as a director or officer of any reporting issuer (which definition requires among other things, that such issuer be an OTC issuer whose business is directed or administered in or from Alberta, Canada, which carries out promotional activities in or from Alberta, Canada or who has distributed securities to a person or company resident in Alberta, Canada before the issuer was assigned a ticker symbol), including Xfuels; be prohibited from acting as a director or officer, or both, of any reporting issuer (discussed above) for a period of two years from the date of the Settlement, subject to certain other requirements; and that he pursue and complete training in best practices for public company governance and disclosure, as approved by the Executive Director of the ASC. The terms of the Settlement have been complied with to date, except for the training program requirement, which Mr. McLaren plans to begin in May 2023. The Settlement has no effect on Mr. McLaren’s ability to serve as an officer or director of the Company for so long as the Company is not directed or administered in or from Alberta, Canada, or unless the Company carries out promotional activities in or from Alberta, Canada, neither of which are contemplated.

(f) Mr. McLaren is a citizen of the United States. Marble Trital is a Texas corporation.

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Item 3. Source and Amount of Funds or Other Consideration

Share Exchange Agreement

On February 15, 2023, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with Cycle Energy Corp., a Texas corporation (“Cycle Energy”), and Marble Trital (the “Shareholder”). The Shareholder is beneficially owned and controlled by Mr. Michael McLaren, the Company’s newly appointed Chief Executive Officer.

Pursuant to the Exchange Agreement, which closed on February 15, 2023 (the “Closing Date”), the Shareholder exchanged (the “Exchange”) 100% of the ownership of Cycle Energy in consideration for 1,000,000 shares of the Series A Preferred Stock of the Company (the “New Series A Shares”).

Management’s intent in entering into the Exchange Agreement was to develop a new business line while maintaining the Company’s existing operations. Management of the Company believes that by bringing Cycle Energy under the Company’s umbrella, the Company will be able to diversify its operations and build a portfolio of core assets that can be strategically leveraged in various ways to accelerate the Company’s overall growth. With the Exchange Agreement, there will come an expanded vision for the Company.

Cycle Energy is a diversified energy company based in the state of Texas. It operates three vertically integrated businesses.

Additionally, the Exchange Agreement required the Company to invite two persons to join its Board of Directors at the recommendation of the Shareholder following the Closing Date, to fill the vacancies created by the resignation of two of the current members of the Company’s Board of Directors, which change in directors occurred. In addition, the Exchange Agreement required the Company’s then current officers to resign and new officers of the Company to be appointed at the direction of the Shareholder. Each of which appointments and resignations were completed.

In connection therewith, effective on March 9, 2023, Mr. McLaren was appointed as Chief Executive Officer and as a member of the Board of Directors of the Issuer.

Series A Preferred Stock

The New Series A Shares have the following rights:

Dividend Rights. The New Series A Shares do not accrue dividends.

Liquidation Preference. The New Series A Shares have no liquidation preference.

Conversion Rights. Each holder of New Series A Shares may, at its option, convert its shares of Series A Preferred Stock (each a “Series A Conversion”) into that number of shares of common stock equal to the holder’s pro rata share of all Series A Preferred Stock then issued and outstanding, multiplied by (i) 60%, minus the aggregate percentage of the Company’s outstanding common stock previously converted by holders of the Series A Preferred Stock, through such applicable date (for example, if prior to the applicable date of determination, shares of Series A Preferred Stock have been converted into 3% of the outstanding shares of common stock as of such date of determination, the Series A Preferred Stock would, in aggregate, be convertible into 57% of the then outstanding shares of common stock of the Company), multiplied by (ii) the outstanding shares of our common stock outstanding immediately after such conversion, divided by (iii) the total number of shares of Series A Preferred Stock then outstanding. No individual conversion by any individual holder shall be in an amount greater than 9.99% of the outstanding common stock of the Company on the date on which the holder delivers notice of such conversion to the Company (the “Individual Conversion Limitation”). The result of the above is that such Series A Preferred Stock is convertible into 60% of the Company’s outstanding common stock (on a post-conversion basis, i.e., 150% of the Company’s outstanding common stock on a pre-conversion basis) currently.

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Voting Rights. Each holder of New Series A Shares is entitled to vote its shares of Series A Preferred Stock on an as-converted basis as to all shareholder matters, without regard to the Individual Conversion Limitation.

Additionally, so long as Series A Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the Company so as to adversely affect the designations, preferences, limitations and relative rights of the Series A Preferred Stock, (ii) effect any reclassification of the Series A Preferred Stock, (iii) designate any additional series of preferred stock, the designation of which adversely effects the rights, privileges, preferences or limitations of the Series A Preferred Stock; or (iv) amend, alter or repeal any provision of the Series A Designation (except in connection with certain non-material technical amendments).

Redemption Rights. The New Series A Shares have no redemption rights.

Protective Provisions. Subject to the rights of series of preferred stock which may from time to time come into existence, so long as any shares of Series A Preferred Stock are outstanding, the Company cannot without first obtaining the approval (by written consent, as provided by law) of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a class:

(a) Issue any additional shares of Series A Preferred Stock after the original issuance of shares of Series A Preferred Stock;

(b) Increase or decrease the total number of authorized or designated shares of Series A Preferred Stock;

(c) Effect an exchange, reclassification, or cancellation of all or a part of the Series A Preferred Stock;

(d) Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series A Preferred Stock; or

(e) Alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to affect adversely the shares of such series, including the rights set forth in the Second Amended and Restated Designation.

Transfer Restrictions. Each holder of New Series A Shares is prohibited from Transferring any shares of Series A Preferred Stock. “Transfer” means directly or indirectly (a) offering for sale, selling, pledging, hypothecating, transferring, assigning or otherwise disposing of (or enter into any transaction or device that is designed to, or could be expected to, result in the sale, pledge, hypothecation, transfer, assignment or other disposition at any time) (including, without limitation, by operation of law); or (b) entering into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the benefits or risks of ownership of the applicable securities, whether any such transaction is to be settled by delivery of securities or other securities, in cash or otherwise.

First Amendment to Share Exchange Agreement

On March 9, 2023, and effective on February 15, 2023, the date of the Exchange Agreement, the Company, Cycle Energy and the Shareholder, entered into a First Amendment to Share Exchange Agreement (the “First Amendment”), which amended the Exchange Agreement to be effective February 15, 2023, instead of December 31, 2022.

CUSIP No. 02687R205	Schedule 13D	Page 7 of 9

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. McLaren, in his capacity as Chief Executive Officer and director of the Issuer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 02687R205	Schedule 13D	Page 8 of 9

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
A*	Joint Filing Agreement of the Reporting Persons dated April 13, 2023
B	Second Amended and Restated Certificate of Designations of American International Holdings Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock, filed with the Secretary of State of Nevada on May 6, 2022 (filed as Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 12, 2022).

Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2023

/s/ Michael McLaren
Michael McLaren

Marble Trital Inc.

/s/ Michael McLaren
Michael McLaren
Chief Executive Officer